Exhibit 99.88

Skeena Intersects 4.11 g/t AuEq over 22.08 metres at Eskay Creek

Vancouver, BC (April 23, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce gold-silver drill results from the Company’s 2020 Phase I surface drilling program at the Eskay Creek Project (“Eskay Creek”) located in the Golden Triangle of British Columbia. Four ground-based surface drill rigs were utilized for the 2020 Phase I program in the 21B and 21C Zones to infill and upgrade areas of Inferred resources to the Indicated classification. Reference images are presented at the end of this release as well as on the Company’s website.

Phase I Eskay Creek Drilling Highlights:

•	3.62 g/t Au, 41 g/t Ag (4.11 g/t AuEq) over 22.08 m (SK-20-259) - 21B Zone

•	2.61 g/t Au, 10 g/t Ag (2.74 g/t AuEq) over 36.19 m (SK-20-263) - 21B Zone

•	3.91 g/t Au, 21 g/t Ag (4.18 g/t AuEq) over 19.60 m (SK-20-264) - 21B Zone

•	4.61 g/t Au, 203 g/t Ag (7.32 g/t AuEq) over 8.43 m (SK-20-248) – 21C Zone

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Reported core lengths represent 80-100% of true widths and are supported by well-defined mineralization geometries derived from historical drilling. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit are nulled to a value of zero.

2020 Drilling Demonstrates Continuity in 21B Zone

The 2020 Phase I infill program at Eskay Creek continues to demonstrate the excellent continuity of the current resource model which is derived largely from historical drilling. Phase I infill drilling within the 21B and 21C Zones, which are situated in the deeper portions and later phases of the planned open-pit mining sequence, have correlated extremely well with the historical drilling with respect to grades, widths and spatial distribution.

In the 21B Zone, historical drill hole C97853 (1997) positioned nearest to the current Phase I drilling intersected 3.07 g/t AuEq over 18.26 metres in rhyolite breccias and minor mudstones. This intercept is separated by a horizontal strike distance of 20 metres to the north, and the lithologies and grades are similar to those observed in 2020 infill drill holes with intercepts of 3.62 g/t Au, 41 g/t Ag (4.11 g/t AuEq) over 22.08 metres (SK-20-259) and 3.91 g/t Au, 21 g/t Ag (4.18 g/t AuEq) over 19.60 metres (SK-20-264). Additional thicknesses of mineralization were also intersected in SK-20-263 which averaged 2.61 g/t Au, 10 g/t Ag (2.74 g/t AuEq) over 36.19 metres. Precious metal mineralization hosted in this portion of the 21B Zone is largely associated with sericite altered rhyolite breccias and flows.

A total of 4,327 metres has been drilled at Eskay Creek during the 2020 Phase I drill program so far. Additional results will be released shortly.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek mine, which contains a combined Indicated and Inferred 4Moz, 4.4 g/t gold-equivalent open-pit resource. The Company recently completed a Preliminary Economic Assessment (PEA) on Eskay Creek which highlights an after-tax NPV5% of C$638M, 51% IRR and a 1.2-year payback. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting its exploration activities on its exploration projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1kg is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100ppm are re-analyzed using a 50g fire assay fusion with gravimetric finish. Analysis for silver is by 50g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000ppm. Samples with silver assays greater than 10,000ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Phase I length weighted drill hole gold and silver composites:

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)	ZONE
SK-20-248	121.62	130.05	8.43	4.61	203	7.32	21C
INCLUDING	124.67	125.83	1.16	11.60	371	16.55	21C
AND	125.83	126.89	1.06	10.70	97	11.99	21C
SK-20-249	121.49	133.00	11.51	2.43	112	3.90	21C
INCLUDING	122.69	123.80	1.11	9.68	290	13.55	21C
AND	123.80	124.58	0.78	4.92	699	14.24	21C
SK-20-250						ABANDONED	21C
SK-20-251	198.50	206.50	8.00	2.57	14	2.72	21C
SK-20-252	132.14	149.50	17.36	1.51	40	2.04	21C
SK-20-253	185.50	201.34	15.84	3.17	5	3.19	21C
INCLUDING	196.00	196.90	0.90	10.10	7	10.19	21C
AND	196.90	198.20	1.30	9.94	9	10.06	21C
SK-20-254	121.87	124.00	2.13	2.31	404	7.70	21C
INCLUDING	122.47	123.27	0.80	3.46	1,035	17.26	21C
SK-20-254	138.75	151.00	12.25	1.18	36	1.64	21C
SK-20-255						NOT DRILLED
SK-20-256						NOT DRILLED
SK-20-257						NOT DRILLED
SK-20-258						NOT DRILLED
SK-20-259	144.92	167.00	22.08	3.62	41	4.11	21B
INCLUDING	157.30	158.50	1.20	9.70	68	10.61	21B
AND	158.50	160.00	1.50	20.60	456	26.68	21B
SK-20-260						ABANDONED	21B
SK-20-261						ABANDONED	21B
SK-20-262	145.00	165.62	20.62	2.87	5	2.88	21B
SK-20-263	143.31	179.50	36.19	2.61	10	2.74	21B
INCLUDING	148.52	149.36	0.84	16.15	11	16.30	21B
SK-20-264	145.25	164.85	19.60	3.91	21	4.18	21B
INCLUDING	153.50	155.00	1.50	10.95	87	12.11	21B
AND	161.00	162.50	1.50	12.30	42	12.86	21B

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Reported core lengths represent 80-100% of true widths and are supported by well-defined mineralization geometries derived from historical drilling. Length weighted AuEq composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine grid Phase I drill hole locations and orientations:

HOLE-ID	EASTING	NORTHING	ELEVATION	LENGTH (m)	AZIMUTH	DIP
SK-20-248	9672.7	10683.5	867.6	133.0	117.8	-59.0
SK-20-249	9671.9	10683.7	867.7	133.0	106.9	-61.1
SK-20-250	9665.1	10608.5	890.0	17.0	80.2	-73.1
SK-20-251	9665.1	10608.5	890.0	211.0	88.7	-73.3
SK-20-252	9665.1	10608.5	890.0	160.0	99.0	-61.0
SK-20-253	9665.1	10608.5	890.0	215.0	104.1	-72.4
SK-20-254	9665.1	10608.5	890.0	160.0	103.9	-55.1
SK-20-259	9829.3	10639.7	940.4	182.0	108.0	-71.8
SK-20-260	9828.7	10639.8	940.3	23.0	109.4	-76.6
SK-20-261	9828.6	10640.9	939.8	14.0	104.5	-68.1
SK-20-262	9813.4	10632.5	937.9	174.9	107.0	-64.0
SK-20-263	9813.4	10632.5	937.9	185.0	106.5	-69.4
SK-20-264	9813.4	10632.5	937.9	179.0	107.1	-72.8

HISTORICAL MINE DEVELOPMENT
0.7 G/T AUEQ GRADE SHELL
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
ESKAY CREEK PROJECT
21B, 21C ZONES
SECTION 10620N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
850 mASL
800 mASL
750 mASL
700 mASL
BASALTS
CONTACT MUDSTONES
21C ZONE
21B ZONE
RHYOLITE
PEA PIT LIMITS
PEA PIT LIMITS
SK-20-264:
3.91 g/t Au, 21 g/t Ag
4.18 g/t AuEq over 19.60 metres
SK-20-263:
2.61 g/t Au, 10 g/t Ag
2.74 g/t AuEq over 36.19 metres
SK-20-259:
3.62 g/t Au, 41 g/t Ag
4.11 g/t AuEq over 22.08 metres
4.92/6.24
2.31/3.03
2.49/4.62
4.14/1.72
11.93/0.65
5.74/7.27
5.37/5.48
5.81/11.88
5.38/4.36
6.49/4.63
1.10/15.92
2.04/5.25
13.61/19.23
5.46/22.32
2.41/8.05
1.40/15.52
20.64/1.89
22.05/6.64
20.87/1.90
4.64/18.29
1.91/15.27
3.20/19.61
1.73/2.37
2.25/11.09
6.35/11.45
3.44/8.04
100 METRES
700 mE
750
800 mE
850 mE
900 mE
950 mE
1000 mE